FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
V6C 1X8

Item 2   Date of Material Change

May 10, 2019

Item 3   News Release

A news release was disseminated on May 14, 2019 to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 S  ummary of Material Change(s)

The Company announced that effective May 14, 2019 it has appointed James Beeby to the board of directors subject to regulatory approvals. Frank Hanagarne has been appointed as technical advisor to the Company and as part of this transition has resigned from the board of directors as of May 10, 2019.

Item 5   Full Description of Material Change

5.1         Full Description of Material Change

The Company announced that effective May 14, 2019 it has appointed James Beeby to the board of directors subject to regulatory approvals. Frank Hanagarne has been appointed as technical advisor to the Company and as part of this transition has resigned from the board of directors as of May 10, 2019.

5.2         Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel: 604-696-0741

Item 9 Date of Report

May 21, 2019